===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                              --------------------




                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                    For the Quarter ended September 30, 2001




                              --------------------





                              WILLIS GROUP LIMITED
                (Translation of registrant's name into English)

                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)




                              --------------------





          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F |X|   Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes |_|   No |X|

      (If "Yes" is marked, indicate below the file number assigned to the
           registrant in connection with Rule 12g3-2(b): 82-       .)


===============================================================================

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)



                                                                                                  Three months        Nine months
                                                                                                 ended September    ended September
                                                                                                       30,                30,
                                                                                                 ---------------    ---------------
                                                                                                 2001      2000      2001     2000
                                                                                                ------    ------    ------   ------
Operating revenues
Commissions and fees ........................................................................    214.4     186.6     685.3    589.3
Interest and investment income ..............................................................     11.3      11.9      35.0     31.9
                                                                                                ------    ------    ------   ------
                                                                                                 225.7     198.5     720.3    621.2
Operating expenses ..........................................................................   (188.2)   (178.9)   (571.3)  (536.4)
                                                                                                ------    ------    ------   ------
Operating income ............................................................................     37.5      19.6     149.0     84.8
Gain on disposal/closure of operations ......................................................     12.9       0.2       5.2      0.2
Share of profit/(loss) of associates ........................................................      1.0      (0.6)     10.6      8.9
Interest income (Note 2) ....................................................................     14.5      15.1      45.5     43.5
Interest expense ............................................................................    (15.0)    (15.2)    (44.0)   (42.9)
                                                                                                ------    ------    ------   ------
Income before taxation ......................................................................     50.9      19.1     166.3     94.5
Taxation ....................................................................................    (14.5)     (5.5)    (55.3)   (29.2)
                                                                                                ------    ------    ------   ------
Income after taxation .......................................................................     36.4      13.6     111.0     65.3
Equity minority interests ...................................................................      0.4       0.6      (1.3)     0.7
                                                                                                ------    ------    ------   ------
Net income (i) ..............................................................................     36.8      14.2     109.7     66.0
                                                                                                ======    ======    ======   ======
Net income per ordinary share (i) ...........................................................     7.7p      3.0p     22.9p    13.9p
                                                                                                ======    ======    ======   ======

Average number of ordinary shares outstanding (in millions) .................................    479.3     476.1     479.3    476.1
                                                                                                ======    ======    ======   ======

---------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.



          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                                                      Three months
                                                                                                         ended         Nine months
                                                                                                       September          ended
                                                                                                          30,         September 30,
                                                                                                      ------------    -------------
                                                                                                     2001     2000    2001     2000
                                                                                                     ----    -----    -----   -----
Net income .......................................................................................   36.8     14.2    109.7    66.0
Currency translation differences .................................................................   17.6    (14.3)   (16.3)  (46.9)
                                                                                                     ----    -----    -----   -----
Total recognized gains and losses (ii) ...........................................................   54.4     (0.1)   93.4     19.1
                                                                                                     ====    =====    =====   =====

---------------

(ii)A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in millions of pounds sterling)
                                  (unaudited)


                                                    September 30,   December 31,
                                                        2001           2000(i)
                                                    -------------   ------------
                                     ASSETS
Current assets
 Cash and short-term deposits ..................         481.2           427.1
 Investments ...................................         422.8           318.4
 Accounts receivable, net ......................       4,988.2         4,511.8
                                                       -------         -------
                                                       5,892.2         5,257.3
                                                       -------         -------
Fixed assets
 Intangible assets - goodwill, net .............          37.7            35.2
 Tangible assets, net ..........................         122.4           128.0
 Investments ...................................          48.5            44.7
                                                       -------         -------
                                                         208.6           207.9
                                                       -------         -------
Total assets ...................................       6,100.8         5,465.2
                                                       =======         =======
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable ..............................       4,246.4         3,655.8
 Corporate tax payable .........................          76.7            41.6
 Accruals and deferred income ..................          91.7            86.3
 Bank loans and overdrafts .....................           7.3             8.7
 Other current liabilities .....................         791.7           799.3
                                                       -------         -------
                                                       5,213.8         4,591.7
                                                       -------         -------
Noncurrent liabilities
 Bank loans ....................................         261.9           271.7
 9% Senior Subordinated Notes due 2009 .........         304.7           362.6
 Other noncurrent liabilities ..................          37.1            35.9
                                                       -------         -------
                                                         603.7           670.2
                                                       -------         -------
Provisions for liabilities and charges (Note 5)           93.2           105.1
Equity minority interests ......................           9.4            12.8
                                                       -------         -------
Total liabilities and minority interests .......       5,920.1         5,379.8
Shareholders' equity(ii)
 Share capital .................................          59.9            59.9
 Share premium .................................         124.0           124.0
 Revaluation reserve ...........................          14.9            14.9
 Retained deficit ..............................         (18.1)         (113.4)
                                                       -------         -------
                                                         180.7            85.4
                                                       -------         -------
Total liabilities and shareholders' equity .....       6,100.8         5,465.2
                                                       =======         =======

---------------

(i) The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii)A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in millions of pounds sterling)
                                  (unaudited)



                                                                   Nine months
                                                                      ended
                                                                  September 30,
                                                                  --------------
                                                                   2001     2000
                                                                  ------   -----
Net cash inflow from operating activities ....................     312.6   209.7
Dividends from associates ....................................       2.3     3.0
Returns on investments and servicing of finance
 Interest received ...........................................      56.2    52.3
 Interest paid ...............................................     (51.8)  (49.2)
 Bank fees on borrowings .....................................      (0.3)   (0.4)
 Minority dividends paid .....................................      (1.8)   (0.5)
                                                                  ------   -----
                                                                     2.3     2.2
                                                                  ------   -----
Taxation .....................................................     (16.4)   (8.9)
Capital expenditure and financial investment
 Purchase of tangible fixed assets ...........................     (13.8)  (12.0)
 Sale of tangible fixed assets ...............................       2.4     2.9
 Purchase of fixed asset investments .........................      (0.1)   (0.2)
 Sale of fixed asset investments .............................       0.1      --
                                                                  ------   -----
                                                                   (11.4)   (9.3)
                                                                  ------   -----
Acquisitions and disposals
 Purchase of subsidiaries ....................................      (3.0)   (7.1)
 Purchase of associates ......................................        --    (0.8)
 Sale of subsidiaries ........................................      20.1     0.3
 Proceeds from sale of operations ............................       2.4      --
 Net cash transferred on purchase/sale of subsidiaries .......      (6.6)    2.4
                                                                  ------   -----
                                                                    12.9    (5.2)
                                                                  ------   -----
Equity dividends paid ........................................     (15.1)  (13.1)
                                                                  ------   -----
Cash flow before management of liquid resources and financing      287.2   178.4
Management of liquid resources ...............................    (165.3)  (88.0)
Financing
 Amounts due to/from parent company ..........................     (45.2)  (51.8)
 Debt due beyond a year:
   Decrease in long-term borrowings...........................     (84.5)   (8.6)
                                                                  ------   -----
                                                                  (129.7)  (60.4)
                                                                  ------   -----
(Decrease)/increase in cash ..................................      (7.8)   30.0
                                                                  ======   =====

---------------

The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements


   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)


Note 1 - Basis of preparation

   These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2000. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

   The company prepares its financial statements in pounds sterling. The following U.S. dollar exchange rates have been used in preparing these financial statements:


                                                                   2001     2000
                                                                   -----   -----
Average rate:  nine months ended September 30 .................    $1.44   $1.54
Closing rate:  September 30 ...................................    $1.47   $1.48
               December 31 ....................................       --   $1.50


Note 2 - Interest income

   Substantially all the Group's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating activities


                                                                   Nine months
                                                                 ended September
                                                                       30,
                                                                 ---------------
                                                                  2001     2000
                                                                 ------   ------
Operating income ............................................     149.0     84.8
Depreciation and amortization ...............................      19.5     19.7
Increase in receivables .....................................    (433.6)  (645.2)
Increase in payables ........................................     590.6    769.2
Net movement on provisions ..................................     (12.9)   (18.8)
                                                                 ------   ------
Net cash inflow from operating activities ...................     312.6    209.7
                                                                 ======   ======


Reconciliation of net cash flow to movement in net funds


                                                                    Nine months
                                                                       ended
                                                                   September 30,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net funds at beginning of period ..............................    672.4   590.1
Net cash flow .................................................     (7.8)   30.0
Management of liquid resources ................................    165.3    88.0
Financing .....................................................    129.7    60.4
Non-cash movements ............................................       --   (35.8)
Currency exchange movements ...................................    (13.4)  (16.9)
                                                                   -----   -----
Net funds at end of period ....................................    946.2   715.8
                                                                   =====   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 4 - Reconciliation of movements in shareholders' equity


                                                                    Nine months
                                                                       ended
                                                                   September 30,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net income ....................................................    109.7    66.0
Dividends .....................................................     (8.2)  (42.6)
Goodwill on disposals written back ............................     10.1     0.2
Exchange adjustments ..........................................    (16.3)  (46.9)
                                                                   -----   -----
Net increase/(decrease) in shareholders' equity ...............     95.3   (23.3)
Shareholders' equity at beginning of period ...................     85.4   101.8
                                                                   -----   -----
Shareholders' equity at end of period .........................    180.7    78.5
                                                                   =====   =====


Note 5 - Provisions for liabilities and charges

    In common with many companies involved in selling personal pension plans in the U.K., the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority and the Personal Investment Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002.

    At December 31, 2000, the Company held provisions of (L)34.0 million relating to this issue. During the third quarter and nine months ended September 30, 2001, the Company used (L)3.5 million and (L)10.1 million, respectively, of this provision in settling claims and other related costs and the remaining balance at September 30, 2001 was (L)23.9 million. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed U.K. interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

    At December 31, 2000, the Company held provisions of (L)20.8 million for discontinued operations that include estimates for future costs of administering the run-off of the Company's former U.K. underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made. During the third quarter and nine months ended September 30, 2001, the Company used (L)0.5 million and (L)1.7 million, respectively, of these provisions and, allowing for foreign exchange adjustments, the remaining balance at September 30, 2001 was (L)19.2 million.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 5 - Provisions for liabilities and charges (continued)

   The Company has extensive operations and is subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with its businesses. At December 31, 2000, the Company held provisions of (L)34.9 million, representing management's assessment of liabilities that may arise from asserted and unasserted claims for errors and omissions. During the third quarter and nine months ended September 30, 2001, the Company charged (L)3.1 million and (L)7.9 million, respectively, to operations and used (L)1.1 million and (L)6.1 million, respectively, in settling claims and, allowing for foreign exchange adjustments, the balance remaining at September 30, 2001 was (L)37.0 million. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to those claims, the Company has established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of those claims, either individually or in the aggregate, to have a material effect on the Company's financial condition, results of operations or liquidity.

Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

   The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2000.

   Under U.S. GAAP, compensation expense resulting from the grant of performance-based stock options is measured as the difference between the market price on the date the performance conditions are satisfied and the exercise price. The cost is recognized over the period employees perform related services, but no cost is recognized until it becomes probable that the performance conditions will be met. Under U.K. GAAP, compensation expense is measured by reference to the market price on the date of grant.

   The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income


                                                                                                    Three months      Nine months
                                                                                                        ended            ended
                                                                                                    September 30,    September 30,
                                                                                                    -------------    --------------
                                                                                                    2001     2000     2001     2000
                                                                                                   ------    ----    ------   -----
Net income as reported in the consolidated statement of income .................................     36.8    14.2     109.7    66.0
Adjustments
Operating expenses    - performance options ....................................................   (100.6)     --    (100.6)     --
                      - restructuring costs ....................................................       --    (5.9)       --    (6.8)
Goodwill .......................................................................................     (5.6)   (5.6)    (16.7)  (15.8)
Loss on disposal/closure of operations .........................................................      2.6      --      10.3      --
Gain/(loss) on derivative instruments ..........................................................      0.7     0.1       1.6    (4.1)
Pension costs ..................................................................................      2.4     4.8       6.3    13.0
Interest on tax refund relating to prior acquisition ...........................................       --      --      (1.6)     --
Taxation .......................................................................................     10.2     0.5       7.8    (0.6)
                                                                                                   ------    ----    ------   -----
Net (loss)/income as adjusted to accord with U.S. GAAP .........................................    (53.5)    8.1      16.8    51.7
                                                                                                   ======    ====    ======   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Comprehensive income


                                                                                                        Three months    Nine months
                                                                                                           ended           ended
                                                                                                         September       September
                                                                                                            30,             30,
                                                                                                        ------------    -----------
                                                                                                        2001    2000    2001   2000
                                                                                                       -----    ----    ----   ----
Net (loss)/income as adjusted to accord with U.S. GAAP .............................................   (53.5)    8.1    16.8   51.7
Other comprehensive income:
 Foreign currency translation adjustments ..........................................................   (14.0)    8.8    (3.5)  26.9
 Cumulative effect of accounting change ............................................................      --      --     5.2     --
 Net loss on derivative instruments ................................................................     7.3      --     4.9     --
 Unrealized holding gains ..........................................................................     0.5     0.3     0.5    0.8
                                                                                                       -----    ----    ----   ----
Comprehensive (loss)/income ........................................................................   (59.7)   17.2    23.9   79.4
                                                                                                       =====    ====    ====   ====


Shareholders' equity

                                                    September 30,   December 31,
                                                        2001            2000
                                                    -------------   ------------
Shareholders' equity as reported in the
  consolidated balance sheet....................         180.7           85.4
Adjustments
Intangible assets:
Goodwill   - cost...............................         895.4          880.1
           - amortization.......................         (68.1)         (50.7)
Current assets:
 Investments ...................................           1.4            0.5
 Receivables - derivative instruments ..........          14.7           (0.9)
 Pension cost asset ............................          10.7            6.7
Noncurrent liabilities:
 Other -pension costs liability.................         (27.7)         (29.5)
     -taxation .................................          (0.5)            --
Provisions for liabilities and charges:
 Deferred taxes - effect of above adjustments ..          27.5           26.2
                                                       -------          -----
Shareholders' equity as adjusted to accord with
  U.S. GAAP.....................................       1,034.1          917.8
                                                       =======          =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

   The categories of cash flow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows


                                                                   Nine months
                                                                      ended
                                                                  September 30,
                                                                  --------------
                                                                   2001     2000
                                                                  ------   -----
Cash inflow from operating activities ........................     166.7    81.0
Cash outflow from investing activities .......................       2.9   (14.3)
Cash outflow from financing activities .......................    (144.8)  (73.5)
                                                                  ------   -----
Increase/(decrease) in cash and cash equivalents .............      24.8    (6.8)
Effect of foreign exchange rate changes ......................      (1.8)   (0.3)
Cash and cash equivalents at beginning of period .............      58.5    48.7
                                                                  ------   -----
Cash and cash equivalents at end of period ...................      81.5    41.6
                                                                  ======   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Summary

   Total revenues increased by (L)27.2 million (14%) to (L)225.7 million in the third quarter of 2001 from (L)198.5 million in the third quarter of 2000. Excluding the effects of foreign currency exchange rate movements and the effects of acquisitions and disposals, total revenues were 13% higher in the third quarter than in the corresponding period a year ago. The increase in revenues was primarily due to increased business from existing clients and generally higher premium rates and volumes. For the nine months to September 30, 2001, total revenues were (L)720.3 million, 16% higher than a year ago and 12% higher on a constant currency basis excluding acquisitions and disposals.

   Operating income increased by (L)17.9 million (91%) to (L)37.5 million in the third quarter of 2001 from (L)19.6 million in the third quarter of 2000, reflecting improved revenues and continued emphasis on the control of costs and the elimination of waste throughout the Group. For the nine months, operating income was 75% higher than a year ago.

   Net income increased by (L)22.6 million to (L)36.8 million in the third quarter of 2001 from (L)14.2 million in the third quarter of 2000. For the nine months, net income was (L)109.7 million compared with (L)66.0 million a year ago.

   The events of September 11 have had a significant impact on the market for insurance and reinsurance. Many insurers have been reducing the amount of insurance they write, particularly in the airline, energy and large complex property areas and net industry capacity may be reduced. These insurers are also increasing premium rates and restricting coverage terms, a process that had commenced before September 11 but has accelerated since that time. We believe this is due to concerns about the ability to arrange for reinsurance, as well as to a change to a more conservative view on risk, particularly in the areas mentioned above, in the wake of the events of September 11. As a result of these changes, the number of insurers required to cover certain risks has generally increased relative to the number of insurers that would typically have been needed to cover the same risk prior to September 11, thus making it more difficult to place certain risks in the market. Less complex risks are being generally handled as normal, albeit with significant price increases. Given the unprecedented nature and scope of the events of September 11 as well as the possibility of U.S. and other governmental participation in the market for insurance for terrorist acts, there remains uncertainty in the insurance market today and we are unable to predict at this time when or if the insurance market will return to pre-September 11 conditions.

   Our results for the quarter ended September 30, 2001 were relatively unaffected by the events of September 11, as September is typically a relatively unexceptional month, with most insurance renewals in the quarter having been completed before September 11. However, we believe that some insurance that we would otherwise place in the fourth quarter of this year may be pushed into the first quarter of 2002 or thereafter as a result of insurance being extended on a month to month basis instead of being renewed for a more customary 12-month period in the fourth quarter. We also expect that for the fourth quarter of 2001 any loss of revenue due to business being pushed into 2002 will be offset to some extent, and perhaps even more than offset, by higher commissions resulting from increased premium rates and higher fees on the insurance placed during the quarter. However, there can be no assurance that this will be the case.

Revenues

   Revenues consist of commissions and fees, which increased by (L)27.8 million (15%) to (L)214.4 million in the third quarter of 2001 from (L)186.6 million in the third quarter of 2000, and interest income, which decreased by (L)0.6 million (5%) to (L)11.3 million from (L)11.9 million.

   North American Operations: Revenues generated by our North American operations increased by (L)5.1 million (6%) to (L)87.4 million in the third quarter of 2001 from (L)82.3 million in the third quarter of 2000. Adjusting for the effect of the disposal of the PENCO programs division in January 2001, revenues increased by 7% in constant currency terms, primarily attributable to increased premium rates.



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
                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


   Global Business: Revenues generated by our Global Business operations increased by (L)19.3 million (20%) to (L)113.9 million in the third quarter of 2001 from (L)94.6 million in the third quarter of 2000. In constant currency terms, revenues increased by 15%. Adjusting for the effect of the Willis National disposal in July 2001, revenues increased by 20%, with strong new business performance being supplemented by rising premium rates.

   International: Revenues generated by our International operations increased by (L)2.8 million (13%) to (L)24.4 million in the third quarter of 2001 from
(L)21.6 million in the third quarter of 2000. In constant currency terms, revenues increased by 16%, mainly as a result of our acquisitions in Norway, Colombia and South Africa. Excluding the effect on revenue of these acquisitions, International revenues increased by 5% in constant currency terms. Most international insurance markets are now firming in line with those in the United States.

Expenses

   Operating expenses increased by (L)9.3 million (5%) to (L)188.2 million in the third quarter of 2001 from (L)178.9 million in the third quarter of 2000. Excluding acquisitions and disposals, operating expenses were 4% higher in constant currency terms than in the corresponding period a year ago. Much of this increase related to higher incentive payments arising from improved revenues and operating profits. Controllable expenses, defined as operating expenses excluding incentives and other expenses linked to revenue growth, rose 1% on a constant currency basis in the third quarter. For the nine months, operating expenses were (L)571.3 million, 7% higher than a year ago but 4% higher on a constant currency basis adjusting for acquisitions and disposals. Controllable expenses for the nine months were 1% higher than the corresponding period for 2000.

Profit on disposal of operations

   During the first quarter of 2001, the Company disposed of the PENCO programs division. In accordance with U.K. accounting principles, a non-cash charge of
(L)7.7 million was recorded, representing the write-off of goodwill previously eliminated against reserves. During the third quarter, the Company completed the sale of Willis National, the U.K. independent financial advisor, of which we owned 51%. The gain on disposal amounted to (L)12.9 million, after writing off goodwill of (L)2.4 million.

Associates

   Our share of income before taxation from our associates was a profit of
(L)1.0 million in the third quarter of 2001 and a profit of (L)10.6 million in the nine months, compared with a loss of (L)0.6 million and a profit of (L)8.9 million, respectively, for the corresponding periods of 2000.

Interest

   Interest income of (L)14.5 million in the third quarter of 2001 represents interest receivable on loans advanced to our indirect parent company, Trinity Acquisition Limited. For the nine months, interest income of (L)45.5 million also included (L)2.3 million in respect of interest received on a U.S. tax refund.

   Interest expense of (L)15.0 million for the third quarter of 2001 and
(L)44.0 million for the nine months compares with (L)15.2 million and (L)42.9 million, respectively, for the corresponding periods a year ago. The higher interest expense for the nine months ended September 30, 2001 is attributable to the strengthening of the U.S. dollar against sterling despite actual interest payments in U.S. dollars being lower as a result of early repayment and open-market repurchases of debt. Interest expense represents interest payable on our long-term debt consisting of term loans and the 9% Senior Subordinated Notes due 2009, all of which are denominated in U.S. dollars.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Taxation

   The tax charge for the nine months ended September 2001 amounted to (L)55.3 million, which included a U.S. tax refund in respect of prior years of (L)1.8 million. Excluding the net profit on disposal of operations of (L)5.2 million, the effective tax rate for the nine months was 35%.

Liquidity and Capital Resources

   During the first quarter of 2001, we repaid $22.5 million of our term loans ahead of the repayment schedule. During the third quarter of 2001, Willis North America repurchased in the open market and retired $72.7 million of 9% Senior Subordinated Notes. For the nine months, the total principal amount of notes repurchased and retired was $98.7 million.

   We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Differences between U.K. GAAP and U.S. GAAP

   Net income for the third quarter of 2001 of (L)36.8 million and for the nine months of (L)109.7 million under U.K. GAAP, compare with a net loss of (L)53.5 million and net income of (L)16.8 million, respectively, under U.S. GAAP.

   In the third quarter of 2001, management determined that it was probable that the outstanding performance-based stock options would be earned and become exercisable in full. As a result, for the quarter ended September 30, 2001, an initial charge of (L)100.6 million was recorded based on the 11.4 million options outstanding at that date and a quarter-end stock price of $23.39. This charge represents approximately 62% of the ultimate charge (assuming an unchanged stock price) that will be recognised over the remaining vesting period to the end of 2004.

   Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company's audited consolidated financial statements for the year ended December 31, 2000.

Forward looking information

   This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WILLIS GROUP LIMITED



                                     By: /S/ THOMAS COLRAINE
                                     Name: Thomas Colraine
                                     Title: Group Chief Financial Officer

Date: November 14, 2001


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